Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Three Months Ended 30 June 2013
Key Information	Three Months Ended 30 June
	2013 US$M		2012 US$M		Movement
Net Sales From Ordinary Activities		372.2		339.7	Up	10%
Profit From Ordinary Activities After Tax Attributable to Shareholders		142.2		68.5	Up	—
Net Profit Attributable to Shareholders		142.2		68.5	Up	—
Net Tangible (Liabilities) Assets per Ordinary Share	US$	(0.03)	US$	0.06	Down	—

Dividend Information

•

A FY2013 second half ordinary dividend (FY2013 second half dividend) of US13.0 cents per security and a special dividend (FY2013 special dividend) of US24.0 cents per security were paid to share/CUFS holders on 26 July 2013.

Review

The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter Ended 30 June 2013

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2013 Annual Report which can be found on the company website at www.jameshardie.com.